Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333- 212571
November 17, 2016

Press Release

For immediate release	Press Contact:
Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

Barclays launches iPath® Series B S&P GSCI® Crude Oil ETN

New iPath® Series B S&P GSCI® Crude Oil ETN (ticker: OILB) provides investors with exposure to the underlying crude oil futures index

New York, November 17, 2016 – Barclays Bank PLC (“Barclays”) announced today the launch of the iPath® Series B S&P GSCI® Crude Oil ETNs (“New ETNs”) on the NYSE Arca exchange under the ticker symbol OILB. The New ETNs are designed to provide investors with exposure to the performance of the S&P GSCI® Crude Oil Total Return Index (“the Index”). The Index is a sub-index of the S&P GSCI® Commodity Index and reflects the returns that are potentially available through an unleveraged investment in the West Texas Intermediate (WTI) crude oil futures contract.

The New ETNs feature an investor fee calculated and subtracted from the closing indicative value of the ETNs on a daily basis at a rate of 0.45% per annum. The New ETNs will also be redeemable at the sole discretion of Barclays on any trading day on or after their inception until maturity.

Barclays has also announced that effective after the close of trading November 18, 2016 it will suspend, until further notice, any further sales from inventory and any further issuances of iPath® S&P GSCI® Crude Oil Total Return Index ETNs (“Old ETNs” and, together with the New ETNs, the “ETNs”), which are listed on the NYSE Arca exchange under the ticker symbol OIL. Additionally, for a limited period of time, Barclays will waive the minimum early redemption size of 50,000 Old ETNs with respect to the valuation date occurring on each Wednesday (or, if such calendar day is not a trading day, the trading day immediately thereafter). Please refer to the associated press release for more details on these actions taken with respect to the Old ETNs.

Holders of the Old ETNs that wish to sell their Old ETNs and/or purchase New ETNs may take any of the following actions:

1)          Sell Old ETNs and/or purchase New ETNs on the secondary market at the prevailing trading price on the exchange;

2)          Put Old ETNs to Barclays (including with respect to the valuation date occurring on each Wednesday with reduced minimum early redemption sizes) and simultaneously purchase New ETNs from Barclays in an amount having an equal dollar value, with each transaction having the same valuation date and settlement date (a “Net Settlement”). In this case, upon redemption of its Old ETNs, the holder would receive a number of New ETNs equal to the aggregate daily redemption value of the redeemed Old ETNs, rounded to the nearest full New ETN, with a residual cash payment for any “partial” remaining ETNs. Holders who wish to effect a Net Settlement must instruct their broker or other person through whom they hold their Old ETNs in accordance with the procedures set forth in the section “Specific Terms of the ETNs–Early Redemption Procedures” in the prospectus relating to the Old ETNs. Holders may also contact Barclays at etndesk@barclays.com or 1-212-528-7790 to obtain further information regarding the procedures for Net Settlement.

3)          Put Old ETNs to Barclays under the early redemption option without simultaneously purchasing New ETNs or purchase New ETNs from Barclays without simultaneously redeeming Old ETNs, in each case for the applicable cash value.

Any redemption of Old ETNs or sale of New ETNs is subject to the conditions described in the prospectus for the relevant series of ETNs and will be valued using the applicable daily redemption value or closing indicative value on the valuation date for the transaction, with no additional purchase or redemption fees, in each case in accordance with the prospectus for the relevant series of ETNs. Holders are not required to take any of the actions set forth above and may choose to continue to hold their ETNs at any time.  Anyone considering investing in the ETNs or continuing to hold the ETNs should consider the risks described in the prospectus for the relevant series of ETNs when making an investment decision and consult with their broker or financial adviser to evaluate their investment in the ETNs.

The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. An investment in the ETNs involves significant risks, including possible loss of principal, and may not be suitable for all investors. For more information on risks associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For immediate release	Press Contact:
Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

The prospectus relating to the relevant series of ETNs can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.iPathETN.com.

For further information, please instruct your broker/advisor/custodian to email us at etndesk@barclays.com or alternatively, your broker/custodian can call us at: 1-212-528-7990.

# # #

Selected Risk Considerations

An investment in the iPath ETNs described herein involves risks.  Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal:  The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date.  Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased.  Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components.  The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Issuer Redemption:  Barclays Bank PLC will have the right to redeem or call the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The ETNs offer exposure to futures contracts and not direct exposure to physical commodities: The ETNs offer investors exposure to the price of New York Mercantile Exchange-traded West Texas Intermediate crude oil futures contracts and not to the spot price of West Texas Intermediate crude oil. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the ETNs may underperform a similar investment that reflects the return on the physical commodity.

Credit of Barclays Bank PLC:  The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party.  Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is subject to the exercise of any U.K. Bail-In Power by the relevant U.K. resolution authority under the U.K. Banking Act 2009, as amended and the Financial Services and Markets Act 2000.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption.  In addition, in the event Barclays Bank PLC were to default on its obligations of become subject to the exercise of any U.K. Bail-In Power (or any other resolution measure) by the relevant U.K. resolution authority, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk:  The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions.  Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships (including as a result of redemptions of the ETNs and, in the case of the New ETNs, sales from inventory and issuances of New ETNs), governmental policies and economic events.

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For immediate release	Press Contact:
Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

A Trading Market for the ETNs May Not Develop:  Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs:  You will not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions:  Except in the circumstances described above, you must redeem at least 50,000 ETNs of the same issue at one time in order to exercise your right to redeem your ETNs on any redemption date.  You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment:  Significant aspects of the tax treatment of the ETNs are uncertain.  You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling 212-528-7990, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.  Sales in the secondary market may result in significant losses.

The S&P GSCI Total Return Index and the S&P GSCI Crude Oil Total Return Index (the “S&P GSCI Indices”) are products of S&P Dow Jones Indices LLC (“SPDJI”), and have been licensed for use by Barclays Bank PLC.  S&P® and GSCI® are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The S&P GSCI Indices are not owned, endorsed, or approved by or associated with Goldman, Sachs & Co. or its affiliated companies.  The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P GSCI Indices to track general market performance.

© 2016 Barclays Bank PLC.  All rights reserved.  iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC.  All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays